                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC





                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                           VILLAGE SUPER MARKET, INC.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    927107409
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                DECEMBER 8, 1997
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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---------------------------                          ---------------------------
  CUSIP No.  927107409            SCHEDULE 13D        Page     of     Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER     TBC has sole voting power
                           with respect to 127,190 shares held in certain TBC
                           Accounts (as hereinafter defined). Additionally,
                           certain of the general partners of TBC may be
                           deemed to have sole power to vote certain shares
                           as more fully set forth herein.
  NUMBER OF            ---------------------------------------------------------
   SHARES              8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0 shares
    EACH               ---------------------------------------------------------
 REPORTING             9.  SOLE DISPOSITIVE POWER
  PERSON                   0 shares, except that certain of the general partners
   WITH:                   of TBC may be deemed to have sole power to dispose of
                           certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                           139,690 shares held in accounts of TBC (as
                           hereinafter defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        139,690 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.61%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, PN & OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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---------------------------                          ---------------------------
  CUSIP No.  927107409            SCHEDULE 13D        Page     of     Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER     100,000 shares, except that the
                           general partners in Vanderbilt, solely by reason of
                           their positions as such, may be deemed to have shared
                           power to vote these shares.
  NUMBER OF            ---------------------------------------------------------
   SHARES              8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0 shares
    EACH               ---------------------------------------------------------
 REPORTING             9.  SOLE DISPOSITIVE POWER
  PERSON                   10,000 shares, except that the general partners in
   WITH:                   Vanderbilt, solely by reason of their positions as
                           such, may be deemed to have shared power to vote
                           these shares.
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER

                           0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.75%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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PRELIMINARY NOTE


      The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and Vanderbilt dated November 16, 1995 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

      This Amendment No. 1 relates to the Common Stock, no par value (the "Common Stock"), of Village Super Market, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of New Jersey, with its principal executive offices at 733 Mountain Avenue, Springfield, New Jersey 07081.

      This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 139,690 shares of Common Stock, which constitutes approximately 10.61% of the 1,316,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, Vanderbilt beneficially owns directly 10,000 shares of Common Stock, which constitutes approximately 0.75% of the 1,316, 000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

      Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 149,690 shares, which constitutes approximately 11.37% of the 1,316,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of Vanderbilt, or a member of TBC, is 149,690 shares, which constitutes approximately 11.37% of the 1,316,000 shares of Common Stock outstanding.




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      Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.


      (b) TBC has investment discretion with respect to 139,690 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 127,190 shares of Common Stock held in certain TBC Accounts.

      Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 127,190 shares of Common Stock held in certain TBC Accounts.

      Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

      (c) No transactions in Common Stock were effected by Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC sold shares of the Common Stock in open market transactions, as follows:

REPORTING                       NO. OF SHARES           PRICE
PERSON          DATE            SOLD                    PER SHARE

TBC Accounts    11/26/97         5,000                  $ 9 7/8
                12/08/97        10,000                  $ 9 5/8



      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

      (e) Not applicable.



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                                    SIGNATURE


      Each of Tweedy, Browne Company LLC and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                      TWEEDY, BROWNE COMPANY LLC



                                                      By _______________________
                                                         Christopher H. Browne
                                                         Member






                                                      VANDERBILT PARTNERS, L.P.



                                                      By _______________________
                                                         Christopher H. Browne
                                                         General Partner











Dated:  December 11, 1997